30 Septen 04045413

RECEIVED
2004 OCT -8 A 8:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

旺-旺

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Dissolution of Wholly Owned Subsidiaries
2) Incorporation of New Subsidiaries
3) Notice of Expiry of Warrants

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

PROCESSED
OCT 08 2004
THOMSON FINANCIAL

Emily Ang
Finance & Administrative Manager

Encl.

dlw 10/8

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588 Co. Reg. No. 199507660Z
Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

WANT WANT HOLDINGS LTD

DISSOLUTION OF WHOLLY OWNED SUBSIDIARIES

The Board of Directors of Want Want Holdings Ltd ("the Company") wishes to announce that it has dissolved Gowrie Ltd ("Gowrie") and Scotcade Investments Ltd ("Scotcade"). Gowrie and Scotcade were British Virgin Islands companies incorporated for the purpose of its joint ventures. With the acquisition of shares by the Company from its joint venture partners, the joint ventures were terminated and these companies were subsequently dissolved.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2004. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 01/09/2004 to the SGX

WANT WANT HOLDINGS LTD

Incorporation of New Subsidiaries

The Directors of Want Want Holdings Ltd wish to announce that the Company has incorporated four wholly-owned subsidiaries in the People's Republic of China as set out in the attached announcement.

(50) Announcement-Huaian Project GZYW.ill

Submitted by Adams Lin Feng I, Group Vice President and Director on 20/09/2004 to the SGX

INCORPORATION OF NEW SUBSIDIARIES

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that it has incorporated the following wholly-owned subsidiaries in the People's Republic of China:

No.	Name of Subsidiary	Place of Incorporation	Registered Capital	Principal Activities
1.	Huaian Want Want Foods Ltd	Jiangsu Province, Huaian Economic Development Zone	US$2.1 million	Manufacturing, processing and distribution of various types of food products, dairy products, baked food products, candies, biscuits, breads, beverages and other related products and services
2.	Huaian Want Want Real Estate Co., Ltd	Jiangsu Province, Huaian Economic Development Zone	US$12.5 million	Property development, sales and leasing, consultancy, property management and other related services
3.	Huaian Sun-Want Hotel Co., Ltd	Jiangsu Province, Huaian Economic Development Zone	US$15 million	Development and operation of hotel, restaurants and facilities relating to leisure, cultural and entertainment and leasing of properties
4.	Guangzhou Yong-Want Foods Ltd	Guangzhou Province, Guangzhou Economic & Technological Development Zone	US$7 million	Manufacturing, processing and distribution of food products, snack foods and other related products and services

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2004. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 20/09/2004 to the SGX

WANT WANT HOLDINGS LTD

Notice Of Expiry of Warrants

Attach is a Notice of Expiry of Warrants for the attention of all Warrant holders of Want Want Holdings Ltd.

wantwant_NOEW_04c.pdf

Submitted by Adams Lin Feng I, Group Vice President and Director on 21/09/2004 to the SGX

WANT WANT HOLDINGS LTD

(Incorporated in the Republic of Singapore)

ANNOUNCEMENT – NOTICE OF EXPIRY OF WARRANTS

IMPORTANT NOTICE

To: All holders ("Warrantholders") of warrants (the "Warrants") to subscribe for new ordinary shares of US$0.10 each (the "New Shares") in the capital of Want Want Holdings Ltd (the "Company") expiring at 5.00 p.m. on 24 October 2004.

THIS IS AN IMPORTANT NOTICE WHICH REQUIRES YOUR IMMEDIATE ATTENTION.

WARRANTHOLDERS WHO ARE IN DOUBT AS TO THE ACTION THEY SHOULD TAKE SHOULD CONSULT THEIR STOCKBROKERS, BANK MANAGERS, ACCOUNTANTS, SOLICITORS OR OTHER PROFESSIONAL ADVISERS IMMEDIATELY.

Warrantholders who have sold their Warrants should immediately upon receipt of a copy of this notice, send it to the purchaser or to the bank, stockbroker or agent through whom the sale was effected for onward transmission to the purchaser.

In this notice, the term "Warrants" refers to all the warrants issued by the Company, the terms of which are constituted in a deed poll dated 5 October 1999 (the "Deed Poll") executed by the Company.

EXPIRY OF WARRANTS

Warrantholders are reminded that in accordance with the terms and conditions of the Warrants, the subscription rights to subscribe for the New Shares will expire **at 5.00 p.m. on Friday, 22 October 2004 (since Sunday, 24 October 2004 is not a day on which the Singapore Exchange Securities Trading Limited ("SGX-ST") is open for securities trading)**, after which time, any subscription rights comprised in the Warrants which have not been exercised will lapse and the Warrants will cease to be valid for any purpose.

EXERCISE PRICE

The exercise price of the Warrants is currently US$0.63 for each New Share (the "Exercise Price").

PROCEDURE FOR EXERCISE OF WARRANTS

Warrantholders who wish to exercise their subscription rights must do so in accordance with the terms and conditions of the Warrants. In particular, an exercising Warrantholder must complete and sign the exercise notice relating to the Warrants in the prescribed form ("Exercise Notice"), copies of which are obtainable from the warrant agent of the Company, Lim Associates (Pte) Ltd ("Warrant Agent"). Completed Exercise Notices must be delivered to the Warrant Agent at its address stated below, **not later than 5.00 p.m. on 22 October 2004**, together with, *inter alia*:-

(a) the remittance in US currency by banker's draft or cashier's order drawn on a bank operating in Singapore for the credit of "WANT WANT HOLDINGS LTD" for the full amount (free of any foreign exchange commissions, remittance charges or other deductions) of the Exercise Price payable in respect of the Warrants exercised;

(b) payment advice containing:

   (i) the name of the exercising Warrantholder;

   (ii) the certificate number(s) of the relevant Warrant certificate(s), or if the relevant Warrants certificate(s) are registered in the name of The Central Depository (Pte) Limited ("CDP"), the securities account(s) of the exercising Warrantholder which is to be debited with the Warrants being exercised;

(c) the relevant Warrant certificate(s), if the Warrants are registered in the name of the exercising Warrantholder;

(d) the payment of deposit or other fees for the time being chargeable by, and payable to, CDP (if any) or any stamp, issue, registration or other similar taxes or duties arising on the exercise of the relevant Warrants as the Warrant Agent may require;

(e) if applicable, the payment of any fees for certificates for the New Shares to be issued and the expenses of, and the submission of any necessary documents required in order to effect, the delivery of, certificates for the New Shares; and

(f) such evidence (if any) as the Warrant Agent may require to determine or verify the due execution of the Exercise Notice by or on behalf of the exercising Warrantholders (including every joint holder, if any) or otherwise to ensure the due exercise of the Warrants and such other evidence as the Company may require to verify due compliance with and for the purposes of administering and implementing the provisions set out in the terms and conditions of the Warrants.

The Warrants certificate(s) registered in the name of a person other than CDP shall no longer be acceptable for deposit with CDP for registration purposes after 8 October 2004.

Warrantholders whose Warrants are registered in the name of CDP should note that the exercise of their subscription rights is further conditional upon, *inter alia*, the number of Warrants being exercised being available in the "Free Balance" of their securities account with CDP.

Copies of the Exercise Notice are obtainable from the Warrant Agent, whose address, telephone and business hours are as follows:-

Lim Associates (Pte) Ltd
10 Collyer Quay #19-08 Ocean Building Singapore 049315
Tel No.: 6536 5355
Fax No.: 6536 1360
Hours of Operation : Monday to Friday
8.30 a.m. to 5.30 p.m.

LAST DAY FOR TRADING IN WARRANTS

The last day for trading in the Warrants on the SGX-ST will be 15 October 2004 and trading will cease with effect from 9.00 a.m. on 18 October 2004. The Warrants will then be de-listed from the Official List of the SGX-ST on 25 October 2004.

AFTER THE CLOSE OF BUSINESS AT 5.00 P.M. ON 22 OCTOBER 2004, ANY SUBSCRIPTION RIGHTS COMPRISED IN THE WARRANTS WHICH HAVE NOT BEEN EXERCISED WILL LAPSE AND EVERY WARRANT WILL THEREAFTER CEASE TO BE VALID FOR ANY PURPOSE.

BY ORDER OF THE BOARD

WANT WANT HOLDINGS LTD

Date: 21 September 2004